

Janet (Jessie) Buehrer · 3rd

Owner, Bus Manager, 2020 ENGINEERING, Inc.

Bellingham, Washington, United States · Contact info

139 connections

2020 Engineering Inc.

School name:

Experience

Business Manager, Owner
2020 Engineering Inc.
2001 – Present · 20 yrs
Bellingham, Washington Area

2020_Engineering - RGB.pdf

Owner, Bus Mgr
2020 Net Zero Energy dba 2020 LED
Jan 2012 – Present · 9 yrs 11 mos

Program Coordinator
Olympic Health Management
2001 – 2004 · 3 yrs

Senior Associate
OUM & Associates
1995 – 2001 · 6 yrs

Education

School name: